Exhibit 99.1

Report of Voting Results

Aptose Biosciences Inc.

In accordance with Section 11.3 of National Instrument 51-102, the following describes the matters voted upon and the outcome of the votes at the annual and special meeting of shareholders of Aptose Biosciences Inc. (the “Corporation”) held on June 21, 2016 in Toronto, Ontario.

  By a resolution passed by a majority of the votes cast by a show of hands, each of the following directors were elected to hold office until the next annual meeting of shareholders or until such director resigns or a successor is elected or appointed:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Dr. Denis Burger	6,971,868	99.79	14,813	0.21
Dr. Erich Platzer	6,971,779	99.79	14,902	0.21
Dr. William G. Rice	6,947,058	99.43	39,623	0.57
Dr. Bradley Thompson	6,966,495	99.71	20,186	0.29
Dr. Mark D. Vincent	6,971,878	99.79	14,803	0.21
Warren Whitehead	6,971,468	99.78	15,213	0.22

  By a resolution passed by a majority of the votes cast by a show of hands (of which approximately 99.88% of the votes represented by proxy voted in favour and approximately 0.12% of the votes represented by proxy withheld from voting), KPMG LLP was re-appointed as auditor of the Corporation to hold office until the next annual meeting or until its successor is appointed, and the directors were authorized to fix its remuneration.

In total, approximately 57.40% of the issued and outstanding shares were represented in person or by proxy at the meeting.

Yours very truly,

/s/ Gregory Chow

Gregory Chow

Senior Vice President and Chief Financial Officer